UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

(Name of Issuer)

Ordinary Shares, Par Value HK$0.025 per share

(Title of Class of Securities)

654407105

(CUSIP Number)

Shuang Wang

c/o Ninetowns Internet Technology Group Company Limited

22nd Floor, Building No. 1, Capital A Partners,

No. 20 Gong Ti East Road, Chaoyang District

Beijing 100020, The People’s Republic of China

Tel No. +86 10 6589 9966

With a copy to:

Paul W. Boltz, Jr.

Ropes & Gray

41st Floor, One Exchange Square

8 Connaught Place

Central, Hong Kong

+852 3664 6488

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 654407105	Page 2 of 16

1.	Names of Reporting Persons Shuang Wang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,895,197 ordinary shares
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,895,197 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,895,197 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.8%[3]
14.	Type of Reporting Person IN

[1]

As further described in Items 2, 4 and 5 below, each Reporting Person (as defined below) may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement (as defined below). The Reporting Persons collectively own 12,426,520 Ordinary Shares (including 10,410,165 Ordinary Shares and 2,016,355 Ordinary Shares issuable upon exercise of options or vesting of restricted shares of the Issuer held by the Reporting Persons within 60 days of October 12, 2012).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of October 12, 2012 (as provided by the Issuer).

SCHEDULE 13D

CUSIP No. 654407105	Page 3 of 16

1.	Names of Reporting Persons Min Dong
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,895,197 ordinary shares
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,895,197 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,895,197 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.8%[3]
14.	Type of Reporting Person IN

[1]

As further described in Items 2, 4 and 5 below, each Reporting Person (as defined below) may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement (as defined below). The Reporting Persons collectively own 12,426,520 Ordinary Shares (including 10,410,165 Ordinary Shares and 2,016,355 Ordinary Shares issuable upon exercise of options or vesting of restricted shares of the Issuer held by the Reporting Persons within 60 days of October 12, 2012).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of October 12, 2012 (as provided by the Issuer).

SCHEDULE 13D

CUSIP No. 654407105	Page 4 of 16

1.	Names of Reporting Persons Value Chain International Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,002,312 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 2,002,312 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,002,312 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%[3]
14.	Type of Reporting Person OO (British Virgin Islands company)

[1]

As further described in Items 2, 4 and 5 below, each Reporting Person (as defined below) may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement (as defined below). The Reporting Persons collectively own 12,426,520 Ordinary Shares (including 10,410,165 Ordinary Shares and 2,016,355 Ordinary Shares issuable upon exercise of options or vesting of restricted shares of the Issuer held by the Reporting Persons within 60 days of October 12, 2012).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of October 12, 2012 (as provided by the Issuer).

SCHEDULE 13D

CUSIP No. 654407105	Page 5 of 16

1.	Names of Reporting Persons Xiaoguang Ren
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,352,014 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 2,352,014 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,352,014 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1%[3]
14.	Type of Reporting Person IN

[1]

As further described in Items 2, 4 and 5 below, each Reporting Person (as defined below) may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement (as defined below). The Reporting Persons collectively own 12,426,520 Ordinary Shares (including 10,410,165 Ordinary Shares and 2,016,355 Ordinary Shares issuable upon exercise of options or vesting of restricted shares of the Issuer held by the Reporting Persons within 60 days of October 12, 2012).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of October 12, 2012 (as provided by the Issuer).

SCHEDULE 13D

CUSIP No. 654407105	Page 6 of 16

1.	Names of Reporting Persons Kin Fai Ng
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 807,725 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 807,725 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,725 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%[3]
14.	Type of Reporting Person IN

[1]

As further described in Items 2, 4 and 5 below, each Reporting Person (as defined below) may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement (as defined below). The Reporting Persons collectively own 12,426,520 Ordinary Shares (including 10,410,165 Ordinary Shares and 2,016,355 Ordinary Shares issuable upon exercise of options or vesting of restricted shares of the Issuer held by the Reporting Persons within 60 days of October 12, 2012).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of October 12, 2012 (as provided by the Issuer).

SCHEDULE 13D

CUSIP No. 654407105	Page 7 of 16

1.	Names of Reporting Persons Oriental Plan Developments Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 634,411 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 634,411 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 634,411 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%[3]
14.	Type of Reporting Person OO (British Virgin Islands company)

[1]

As further described in Items 2, 4 and 5 below, each Reporting Person (as defined below) may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement (as defined below). The Reporting Persons collectively own 12,426,520 Ordinary Shares (including 10,410,165 Ordinary Shares and 2,016,355 Ordinary Shares issuable upon exercise of options or vesting of restricted shares of the Issuer held by the Reporting Persons within 60 days of October 12, 2012).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of October 12, 2012 (as provided by the Issuer).

SCHEDULE 13D

CUSIP No. 654407105	Page 8 of 16

1.	Names of Reporting Persons Bolin Wu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,155,025 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 1,155,025 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,155,025 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0%[3]
14.	Type of Reporting Person IN

[1]

As further described in Items 2, 4 and 5 below, each Reporting Person (as defined below) may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement (as defined below). The Reporting Persons collectively own 12,426,520 Ordinary Shares (including 10,410,165 Ordinary Shares and 2,016,355 Ordinary Shares issuable upon exercise of options or vesting of restricted shares of the Issuer held by the Reporting Persons within 60 days of October 12, 2012).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of October 12, 2012 (as provided by the Issuer).

SCHEDULE 13D

CUSIP No. 654407105	Page 9 of 16

1.	Names of Reporting Persons Zhonghai Xu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 384,956 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 384,956 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,956 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%[3]
14.	Type of Reporting Person IN

[1]

As further described in Items 2, 4 and 5 below, each Reporting Person (as defined below) may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement (as defined below). The Reporting Persons collectively own 12,426,520 Ordinary Shares (including 10,410,165 Ordinary Shares and 2,016,355 Ordinary Shares issuable upon exercise of options or vesting of restricted shares of the Issuer held by the Reporting Persons within 60 days of October 12, 2012).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of October 12, 2012 (as provided by the Issuer).

SCHEDULE 13D

CUSIP No. 654407105	Page 10 of 16

1.	Names of Reporting Persons Tommy Siu Lun Fork
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 831,603 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 831,603 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 831,603 ordinary shares1 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%[3]
14.	Type of Reporting Person IN

[1]

As further described in Items 2, 4 and 5 below, each Reporting Person (as defined below) may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement (as defined below). The Reporting Persons collectively own 12,426,520 Ordinary Shares (including 10,410,165 Ordinary Shares and 2,016,355 Ordinary Shares issuable upon exercise of options or vesting of restricted shares of the Issuer held by the Reporting Persons within 60 days of October 12, 2012).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of October 12, 2012 (as provided by the Issuer).

SCHEDULE 13D

CUSIP No. 654407105

This Schedule 13D is filed jointly by Mr. Shuang Wang (“Mr. Wang”), Ms. Min Dong (“Ms. Dong”), Value Chain International Limited (“Value Chain”), Mr. Xiaoguang Ren (“Mr. Ren”), Mr. Kin Fai Ng (“Mr. Ng”), Oriental Plan Developments Limited (“Oriental Plan”), Mr. Bolin Wu (“Mr. Wu”), Mr. Zhonghai Xu (“Mr. Xu”) and Mr. Tommy Siu Lun Fork (“Mr. Fork”, and together with Mr. Wang, Ms. Dong, Value Chain, Mr. Ren, Mr. Ng, Oriental Plan, Mr. Wu and Mr. Xu, the “Reporting Persons”).

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to Ninetowns Internet Technology Group Company Limited (the “Issuer”) and supersedes (i) the Schedule 13G filed by Mr. Wang with the SEC on February 8, 2005, as amended by Amendment No. 1 thereto filed with the SEC on February 10, 2006, by Amendment No. 2 thereto filed with the SEC on February 14, 2007 and by Amendment No. 3 thereto filed with the SEC on February 12, 2009; (ii) the Schedule 13G filed by Ms. Dong on February 8, 2005, as amended by Amendment No. 1 thereto filed with the SEC on February 10, 2006, by Amendment No. 2 thereto filed with the SEC on February 14, 2007 and by Amendment No. 3 thereto filed with the SEC on February 12, 2009; (iii) the Schedule 13G filed by Value Chain with the SEC on February 8, 2005; (iv) the Schedule 13G filed by Mr. Ren with the SEC on February 14, 2011, as amended by Amendment No. 1 thereto filed with the SEC on February 14, 2012; and (v) the Schedule 13G filed by Mr. Ng with the SEC on February 8, 2005, as amended by Amendment No. 1 thereto filed with the SEC on February 10, 2006 and by Amendment No. 2 thereto filed with the SEC on February 14, 2007.

ITEM 1.	SECURITY AND ISSUER

This statement relates to the ordinary shares, par value HK$0.025 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs,” each ADS representing one Ordinary Share), of the Issuer. The Issuer’s principal executive office is located at 22nd Floor, Building No.1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, The People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a)-(f) This statement of beneficial ownership on Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the Ordinary Shares beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Wang is a citizen of the People’s Republic of China and his principal occupation is director and chief executive officer of the Issuer. Mr. Wang’s business address is 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Ms. Dong is a citizen of the People’s Republic of China and her principal occupation is senior vice president of legal affairs, administration and human resources of the Issuer. Ms. Dong’s business address is 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Value Chain is a company incorporated under the laws of the British Virgin Islands. Mr. Wang and Ms. Dong are husband and wife and together own 100% of Value Chain. The principal business of Value Chain is that of an investment holding company. The principal business address of Value Chain is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Ms. Dong is the sole director of Value Chain.

CUSIP No. 654407105	SCHEDULE 13D

Mr. Ren is a citizen of the People’s Republic of China and his principal occupation is president of the Issuer. Mr. Ren’s business address is 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Mr. Ng is a citizen of the Hong Kong Special Administrative Region and his principal occupation is director, senior vice president and company secretary of the Issuer. Mr. Ng’s business address is 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Oriental Plan is a company incorporated under the laws of the British Virgin Islands. Oriental Plan is wholly owned by Mr. Ng. The principal business of Oriental Plan is that of an investment holding company. The principal business address of Oriental Plan is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Ng is the sole director of Oriental Plan.

Mr. Wu is a citizen of the People’s Republic of China and his principal occupation is chief technology officer of the Issuer. Mr. Wu’s business address is 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Mr. Xu is a citizen of the People’s Republic of China and his principal occupation is general manager for research and development of the Issuer. Mr. Xu’s business address is 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Mr. Fork is a citizen of the Hong Kong Special Administrative Region and his principal occupation is chief financial officer of the Issuer. Mr. Fork also currently serves as the vice president of China Renji Medical Group Ltd., a company with securities listed on the Hong Kong Stock Exchange. Mr. Fork’s business address is 22nd Floor, Building No. 1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, People’s Republic of China.

During the five years preceding the date of this filing, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons anticipate that at the price per Ordinary Share set forth in their Proposal (as defined and further described in Item 4 below) (which price has not yet been approved by the Issuer’s board of directors), approximately US$51.1 million to US$56.8 million will be expended in acquiring all of the outstanding Ordinary Shares of the Issuer other than the Ordinary Shares owned by the Reporting Persons (the “Publicly Held Shares”). This amount excludes (a) the estimated funds which may be required to pay for the outstanding restricted share awards and the outstanding options to purchase Ordinary Shares; and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares. It is anticipated that the funding for the purchase of the Publicly Held Shares will be provided by a combination of cash from the resources of the Issuer, its subsidiaries and Holdco (as defined and further described in Item 4 below), as needed.

ITEM 4.	PURPOSE OF TRANSACTION

On October 12, 2012, the Reporting Persons entered into a consortium agreement (the “Consortium Agreement”, and the parties to the Consortium Agreement, the “Consortium”). During the period beginning on the date of the Consortium Agreement and ending on the 6-month anniversary of the date of the Consortium Agreement, members of the Consortium have agreed to work exclusively with each other for the purpose of acquiring, directly or indirectly, the Issuer, in a going private transaction in which, among other things, the Consortium, through a newly-formed acquisition vehicle (“Holdco”), will acquire all of the Publicly Held Shares (the “Proposed Transaction”) as contemplated by the Proposal (as defined below).

CUSIP No. 654407105	SCHEDULE 13D

Under the Consortium Agreement, the members of the Consortium have agreed to cooperate with each other in evaluating the Issuer, the Proposal and the Proposed Transaction; engage in discussions with the Issuer regarding the terms of the Proposal; negotiate in good faith the terms of the documentation required to implement the Proposed Transaction; not to (1) make a competing proposal for the acquisition of control of the Issuer or (2) acquire or dispose of any ADSs, Ordinary Shares or any warrants, options or any other securities that are convertible into ADSs or Ordinary Shares, other than through the Proposed Transaction; and if the Transaction is consummated, be reimbursed by Holdco (or another entity agreed by the Consortium) for certain costs and expenses related to the Proposed Transaction.

On October 12, 2012, the Consortium submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors related to the proposed acquisition of all of the Publicly Held Shares for cash consideration in the range of US$1.80 to US$2.00 per Ordinary Share. The Consortium also stated in the Proposal that the members of the Consortium who own Ordinary Shares and/or ADSs are interested only in acquiring the Publicly Held Shares, and that they do not intend to sell their respective stakes in the Issuer to a third party.

The Proposal is subject to a number of conditions, including, among other things, the negotiation and execution of definitive documentation for the Proposed Transaction mutually satisfactory in form and substance to the Issuer and the Consortium. Neither the Issuer nor any member of the Consortium is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the ADSs would be delisted from the NASDAQ Global Market, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

The descriptions of the Consortium Agreement and the Proposal in this Item 4 are qualified in their entirety by reference to the complete text of the Consortium Agreement and the Proposal, which have been filed as Exhibit 7.02 and Exhibit 7.03, respectively, to this statement and which are incorporated herein by reference in their entirety.

CUSIP No. 654407105	SCHEDULE 13D

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:[1] [2]	Percent of class:[3]	Sole power to vote or direct the vote:	Shared power to vote or direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shuang Wang[4]	6,895,197	17.8%	0	6,895,197	0	6,895,197
Min Dong[4]	6,895,197	17.8%	0	6,895,197	0	6,895,197
Value Chain International Limited	2,002,312	5.2%	2,002,312	0	2,002,312	0
Xiaoguang Ren[5]	2,352,014	6.1%	2,352,014	0	2,352,014	0
Kin Fai Ng6	807,725	2.1%	807,725	0	807,725	0
Oriental Plan Developments Limited	634,411	1.6%	634,411	0	634,411	0
Bolin Wu7	1,155,025	3.0%	1,155,025	0	1,155,025	0
Zhonghai Xu	384,956	1.0%	384,956	0	384,956	0
Tommy Siu Lun Fork[8]	831,603	2.1%	831,603	0	831,603	0

[1]	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.
[2]

Each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 12,426,520 Ordinary Shares (including 10,410,165 Ordinary Shares and 2,016,355 Ordinary Shares issuable upon exercise of options or vesting of restricted shares of the Issuer held by the Reporting Persons within 60 days of October 12, 2012).

[3]	Percentage of beneficial ownership of each Reporting Person is based on 38,791,834 Ordinary Shares outstanding as of October 12, 2012 (as provided by the Issuer).
[4]

Includes (i) 2,002,312 Ordinary Shares held by Value Chain, (ii) 4,077,215 Ordinary Shares held by Mr. Wang, (iii) 478,307 Ordinary Shares issuable upon exercise of options or vesting of restricted shares held by Mr. Wang within 60 days of October 12, 2012, (iv) 131,592 Ordinary Shares held by Ms. Dong and (v) 205,771 Ordinary Shares issuable upon exercise of options or vesting of restricted shares held by Ms. Dong within 60 days of October 12, 2012. Mr. Wang and Ms. Dong own 100.0% of Value Chain and, pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, they may be deemed to beneficially own all of the Ordinary Shares held by Value Chain.

[5]

Includes (i) 1,925,808 Ordinary Shares held by Mr. Ren, and (ii) 426,206 Ordinary Shares issuable upon exercise of options or vesting of restricted shares held by Mr. Ren within 60 days of October 12, 2012.

[6]

Includes (i) 634,411 Ordinary Shares held through Mr. Ng’s 100.0% ownership of Oriental Plan Developments Limited, (ii) 51,250 Ordinary Shares held by Mr. Ng, and (iii) 122,064 Ordinary Shares issuable upon exercise of options or vesting of restricted shares held by Mr. Ng within 60 days of October 12, 2012.

[7]

Includes (i) 811,621 Ordinary Shares held by Mr. Wu, and (ii) 343,404 Ordinary Shares issuable upon exercise of options or vesting of restricted shares held by Mr. Wu within 60 days of October 12, 2012.

[8]

Includes (i) 391,000 Ordinary Shares held by Mr. Fork, and (ii) 440,603 Ordinary Shares issuable upon exercise of options or vesting of restricted shares held by Mr. Fork within 60 days of October 12, 2012.

(c) Except for the transactions described in Item 4, there were no transactions in the Ordinary Shares effected by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Consortium Agreement and the Proposal, which have been filed as Exhibit 7.02 and Exhibit 7.03 to this statement, respectively, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 654407105	SCHEDULE 13D

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit 7.01: Joint Filing Agreement, dated October 22, 2012, by and among the Reporting Persons.

Exhibit 7.02: Consortium Agreement, dated October 12, 2012, by and among the Consortium members.

Exhibit 7.03: Proposal Letter to the Issuer dated October 12, 2012.

CUSIP No. 654407105	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2012

/s/ Shuang Wang
Shuang Wang

/s/ Min Dong
Min Dong

Value Chain International Limited

By:	/s/ Min Dong
Name: Min Dong Title: Director

/s/ Xiaoguang Ren
Xiaoguang Ren

/s/ Kin Fai Ng
Kin Fai Ng

Oriental Plan Developments Limited

By:	/s/ Kin Fai Ng
Name: Kin Fai Ng Title: Director

/s/ Bolin Wu
Bolin Wu

/s/ Zhonghai Xu
Zhonghai Xu

/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork